Exhibit 9.5

Unofficial English translation of agreements originally drawn up in Spanish. In case of discrepancy the Spanish language version prevails

AGREEMENT OF JANUARY 11, 2000 BETWEEN REPSOL YPF AND “LA CAIXA”

ANTECEDENTS

1.	In the year 1990, Instituto Nacional de Hidrocarburos and Repsol, S.A., as party of the first part, as participants in various companies in the domestic and commercial gas sector, including Catalana de Gas, S.A. and Gas Madrid S.A., and, as party of the second part, la Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), as main shareholder of Catalana de Gas, S.A., agreed to proceed to reorder the activities of the gas sector in Spain and the share ownership of the existing corporations.

2.	On March 5, 1991, INH and Repsol, S.A., as party of the first part, and “la Caixa,” as party of the second part, on the basis of their shareholding positions in the aforementioned gas sector, agreed to promote the merger of Catalana de Gas, S.A. and Gas Madrid, S.A., the first taking–over the second, and integrating within Catalana de Gas, S.A. the share ownership in gas companies belonging to Repsol Butano, S.A., either through a partial spin–off at the time of the merger or contribution to Gas Madrid, S.A. prior to the merger.

3.	On December 22, 1993, once the merger of Catalana de Gas, S.A. and Gas Madrid, S.A. had been completed, the parties deemed it appropriate, as a culmination of the iniciated integration process, for Gas Natural SDG, S.A. (the new name for Catalana de Gas, S.A. after the merger, hereinafter “Gas Natural”) to acquire a controlling interest in the capital of Enagás, S.A. (hereinafter Enagás), with the purchase of 90% of the capital of Enagás from INH. Afterwards, in 1999, the remaining 10% was acquired from SEPI.

4.	By mutual agreement the parties negotiated with other relevant shareholders of Gas Natural for the purchase of their participations, deciding among themselves that because of the nature of Repsol S.A. as an industrial partner, that it should be the entity that would make the purchase. This fact did not alter the agreements relative to the composition of the corporation’s governing bodies.

5.	As a consequence of all of the previous agreements, the configuration of the governing bodies of Gas Natural and Enagás, would be established in the following form (without prejudice to the rights of minority shareholders who might exercise the right to proportional representation under Art. 137 of the Law on Corporations):

•	The Board of Gas Natural will be equally composed of members proposed by Repsol S.A. and those proposed by “la Caixa.”

•	The Board of Enagás will have an uneven number of directors, with a minimum of seven, with Repsol, S.A. having one director more than “la Caixa.”

•	“La Caixa” will propose the appointment of the President of both Gas Natural and Enagás, and Repsol, S.A. will propose the Managing Director, also for both companies.

•	Repsol, S.A. will also have the power, not exercised to date, of proposing a different Managing Director for each of the aforementioned companies, and, in that case, a common Vice President for both.

OBJECTIVES

The parties believe it would be appropriate to adjust the referenced agreements to actual circumstances since Repsol, S.A. (hereinafter Repsol–YPF) and Enagás have been totally privatized and Instituto Nacional de Hidrocarburos has been abolished and replaced by the Sociedad Estatal de Participaciones Industriales, which carried out the aforementioned privatizations. Also the recent Hydrocarbons Law has established new regulations for gas activities, resulting in a reorganization of the subsidiary companies of Gas Natural. In addition to all this is the important international expansion of both Repsol–YPF and Gas Natural, as well as a trend towards concentration and integration in energy sectors throughout the world.

All of these factors would suggest that the cohesion that exists between Repsol–YPF and Gas Natural should be increased, while trying, in turn, to maintain its independence and neutrality as a group vis-à-vis other companies or groups in the energy sector and to maximize the value of both corporations for their shareholders.

This contract would permit the integration of Gas Natural into the Repsol–YPF group, with a consolidation of the financial statements through full consolidation which would lead to a more exact representation of the economic reality of Repsol–YPF and its group of companies.

This new situation would assume a concentrative operation. In order not to have negative effects on competition, and thus not have undesired effects on the existing configuration of Gas Natural, it is necessary for the present agreement to include as one of its basic principles that the new group must rigorously comply with the requirements of existing legislation in all matters concerning Defense of Competition. It must maintain full neutrality, avoid any discrimination with regard to the electric companies or any other activity in which Repsol–YPF, Gas Natural or its subsidiaries may be competitors, suppliers or providers of goods or services. It must also have internal safeguards or barriers that are necessary to avoid any possible anticompetitive effect on client information.

All of the circumstances set forth would indicate that the previous agreements should be rendered null and void and replaced by the following

AGREEMENTS

FIRST. BOARDS OF DIRECTORS OF GAS NATURAL AND ENAGÁS

A)	Boards of Gas Natural and Enagás

I.– The Board of Gas Natural

Repsol–YPF and “la Caixa” undertake to exercise their voting rights at the General Shareholders’ Meetings of Gas Natural to establish the following composition of the Board of Directors for that company:

a)	The number of directors will be uneven, and barring a new agreement by both parties, will consist of 11 members. In any case, it will comply with the maximum established in the Bylaws.

b)	Both Parties will try to appoint as many members as possible to the Board of Directors, from the total number established by the Shareholders’ Meeting, in full compliance with the rights assigned to other shareholders by Art. 137 of the Law on Corporations.

c)	Repsol–YPF will have the right to propose, and “la Caixa” will undertake to vote in favor of this proposal, 6 Members of the Board of Directors if there are 11 members, or the majority of any uneven number established by each Shareholders’ Meeting, as the case may be “la Caixa” will have the right to propose the rest of the appointments, and Repsol–YPF will undertake to vote in favor of this proposal.

d)	In the event that one shareholder or group of shareholders, exercising the right granted by Art. 137 of the Law on Corporations, whether in the form set forth in Royal Decree 821/91 or through consensus with the other shareholders, should appoint one or more directors, the parties, by mutual agreement, will adjust the number of members and composition of the Board so that they can fulfill the objective sought and, to the extent possible, keep the equilibrium between the directors designated by Repsol–YPF and those designated by “la Caixa”

e)	If directors are appointed by the Board itself to fill vacancies produced during each fiscal year, then directors appointed by each of the parties will follow the same criteria set forth in paragraph (c) above for appointments made by “cooptación”.

II. Board of Enagás

The parties will exercise their political rights in Gas Natural so that the directors of Enagás, an uneven number and a minimum of seven, will be appointed from those persons proposed by Repsol–YPF and by “la Caixa”, with Repsol–YPF appointing one more director than “la Caixa”

B)	President and Managing Director at Gas Natural and Enagás

“la Caixa” will propose someone to fill the position of President of the Board of Directors from among the directors that it proposed, and Repsol–YPF will propose someone to fill the position of Managing Director from among the directors that it proposed, with both parties agreeing that the directors proposed and appointed by each will vote in favor the designation of these positions within the Board pursuant to the appointment power recognized herein.

C)	Executive Commission of Gas Natural and Enagás

The Executive Commission of Gas Natural and Enagás will be made up of five members, three of whom will be proposed by Repsol–YPF and two by “la Caixa”. One of those proposed by “la Caixa” must be the President, who will also chair the Executive Commission, and one of those proposed by Repsol–YPF must be the Managing Director.

SECOND. COMMITTEES WITHIN THE BOARD OF DIRECTORS OF GAS NATURAL

In addition to the Executive Commission on the Board of Gas Natural, a Nomination and Compensation Committee and an Audit and Control Committee will also be maintained on this company’s Board of Directors. Neither of these Committees will have delegated powers. Their functions will be to make studies and proposals.

Each of these Committees will be composed of four members elected by half of those proposed by each of the parties who sign this contract.

The Nomination and Compensation Committee will be chaired by one of the directors appointed at the proposal of Repsol–YPF and the Audit and Control Committee by one of the directors appointed at the proposal of “la Caixa”

The President of the Committees cannot have the deciding vote.

THIRD. THE PRESIDENT AND MANAGING DIRECTOR OF GAS NATURAL AND ENAGAS

A)	President

The President of the Board will exercise the functions assigned to this position by the Law on Corporations and by the company Bylaws. Among other things, this includes the following:

•	Chairing the Board of Directors and the Executive Commission, as well as the General Shareholders’ Meeting.

•	Convening the Board of Directors, verifying that the requirements for valid constitution of the Board have been met, and declaring it validly constituted, as well as authorizing attendance by persons other than directors.

•	Directing deliberations by the Board of Directors and, after matters have been debated, submitting them to a vote, deciding the format thereof, and announcing the final results.

•	Extending or suspending Board meetings, as well as adjourning these.

•	Signing the minutes of the Board meetings, and approving certifications of resolutions.

•	Acting as spokesperson for the Board of Directors and assuming the role of institutional representative of the company.

•	Executing the resolutions of the Board of Directors, when deemed appropriate.

•	Ensuring that the Board’s resolutions are complied with and that the shareholders’ and board members’ rights to information are fulfilled.

•	Coordinating the activity of the members of the Board of Directors and the committees thereof, and ensuring that it is adjusted to the decisions and planning undertaken by the Board.

B)	Managing Director

The Managing Director will manage and administer the company. As a result, all of the powers of the Board of Directors that can by law be delegated will be delegated to him. Among other things, these include:

•	Managing and administering the company.

•	Executing the resolutions passed by the Board of Directors, if necessary.

•	Managing personnel.

•	Implementing and developing the resolutions passed by the Board of Directors or the Executive Commission.

•	Technological development, commercial policies and financial management, pursuant to the decisions, planning and strategy decided by the Board of Directors or the Executive Commission.

•	Coordinating policies on natural gas for the Repsol–YPF group, attending meetings of the Executive Committee of Repsol–YPF, if deemed appropriate.

FOURTH. REGISTERED OFFICE OF GAS NATURAL

The corporate seat and domicile for tax purposes of Gas Natural will continue to be in Barcelona, with central services of the entire group divided between Barcelona and Madrid.

FIFTH. PRINCIPLES OF INDUSTRIAL ACTIVITY

To further the objectives indicated in the general declarations of this document, which the parties understand are of interest to Gas Natural and Repsol–YPF, and to achieve these through participation in the governing bodies of both companies, they undertake and agree to:

A)	Exploration and Production

The activity of exploration and production, as well as ownership of the reserves, corresponds to Repsol–YPF. Notwithstanding this fact, Gas Natural will be responsible for the acquisition of up to one-third of the gas reserves in Trinidad and Tobago that BP–Amoco makes available to the Repsol–YPF group in fulfillment of signed contracts.

B)	Subterranean storage of natural gas

Gas Natural will have a majority holding in the future activities of subterranean storage of natural gas, whether these are carried out directly or through the constitution or creation of corporations. In any case, Repsol–YPF will act as the technical operator with regard to the search for locations and construction of installations, and Gas Natural with regard to management of storage.

C)	Logistics of supplying natural gas

Gas Natural will be in charge of the implementation and management of the logistics of supplying natural gas to its markets from the fields of third parties outside the Group, and from the fields of Trinidad and Tobago, in proportion, in this case, to the reserves that Gas Natural may have, pursuant to the principle of Paragraph A).

Repsol–YPF will be in charge of implementation and management of the logistics of supplying gas in other cases.

D)	Transport, distribution and storage of natural gas

Gas Natural, directly or through its specialized subsidiaries, will be the owner and operator of the installations for regasification, interior transport, distribution and commercialization of natural gas within Spain and outside of Spain. Direct ownership by Repsol–YPF will occur as an exceptional case when there are specific reasons for it, when Repsol–YPF has already assumed ownership, or when the means of transport are related to Repsol–YPF’s activity of exploration or production.

E)	Participation in natural gas companies and assets

Gas Natural will be the purchaser of companies and assets for transport, distribution and commercialization of natural gas, except in those cases when the companies or assets are derived from the activities of exploration and production corresponding to Repsol–YPF pursuant to the principles of this contract.

In those cases when buying opportunities arise that may be of interest to Repsol–YPF within the overall gas chain, but are not of interest to Gas Natural in its basic activity of distribution of natural gas, then appropriate procedures will be established so the opportunity is not lost, without any negative financial consequences to Gas Natural and Repsol–YPF.

F)	Electricity

Both Repsol–YPF and Gas Natural will support decisions on electric power generation that either of the two companies deems worthwhile.

SIXTH. TERMINATION AND MODIFICATION OF THE AGREEMENT

A)	This agreement will terminate if either of the following events should occur:

•	Participation of “la Caixa” in the capital of Gas Natural falls below 25% at any time as a consequence of the sale of all or part of its shares.

•	Participation of Repsol–YPF in the capital of Gas Natural falls below 25% at any time.

B)	If the participation of Repsol–YPF in Gas Natural is at least 25%, but falls below 35%, these agreements will continue in effect, except with regard to the composition of the Board of Directors and the Executive Commission of Gas Natural. As of that moment, the same number of persons will be appointed at the proposal of Repsol–YPF and at the proposal of “la Caixa” to the Board.

SEVENTH. EFFECTIVENESS

The effectiveness of this agreement is subject to compliance with the following conditions precedent:

1) This contract must be approved, or not give rise to any objections, in its entirety and unconditionally, by the authorities both in Spain and, if applicable, in the European Community, who are competent within the area of the Competition Regulations.

2) “la Caixa” must be able to make some arrangement with Banco de España that will enable it to keep its actual level of investments in Repsol–YPF and Gas Natural, without being penalized for the actual situation, its coefficients of proprietary assets and other ratios as a result of the concentrative process that the change in the composition of the Board of Gas Natural, as agreed to herein , would cause.

3) These agreements do not constitute an obligation to formulate a tender offer for the shares of Gas Natural.

4) Approval hereof by the Boards of Directors of Repsol–YPF and “la Caixa”

As a result, unless the four conditions precedent are met, this agreement will not become effective.

EIGHTH. REPORTING TO THE SECURITIES AND EXCHANGE COMMISSION

This contract will be reported to the National Stock Market Commission (Comisión Nacional del Mercado de Valores) and to the markets, and published as a significant event.

As evidence of their conformity, both parties have signed on the indicated date, January eleventh, two thousand.

REPSOL, S.A.	CAIXA D’ESTALVIS I PENSIONS DE BARCELONA

Signed: Alfonso Cortina de Alcocer	Signed: Josep Vilarasau Salat